SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 8, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200 - 224-4th Ave. S. Saskatoon, SK, S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F [X] Form40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 8, 2003 Claude Resources Inc.

By:	/s/ Val Michasiw Val Michasiw Secretary/Treasurer

News Release	Claude Resources Inc.

TSX:CRJ

October 8, 2003

Claude Resources Announces Executive Changes

William R. MacNeill, Chairman of the Board of Claude Resources Inc. (TSX;CRJ) announces that Arnie Hillier, Chief Executive Officer and Chief Financial Officer is retiring from his Executive positions with the Corporation effective March 1, 2004.

At that time, Neil McMillan, currently President of Claude, will also assume the responsibilities of Chief Executive Officer. Rick Johnson, Corporate Controller, will become Vice President Finance and Chief Financial Officer.

Mr. Hillier will remain as Vice Chairman of the Board and member of the Executive Committee of the Board of Directors on an ongoing basis.

Statements contained in this document which are not historical fact, are forward looking statements which involve risk and uncertainties which could cause actual results to differ materially from those expressed in the forward looking statements. Such factors include: volatility and sensitivity to market prices for gold and foreign currency, competition, environmental risks, and receipt of permits and approvals from government authorities.

For further information please contact: Neil McMillan, President Tel.: (306) 668-7505 Fax: (306) 668-7500 www.clauderesources.com

Renmark Financial Communications Inc.
Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
Edith English: eenglish@renmarkfinancial.com
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: (514) 939-3989
Fax.: (514) 939-3717

Claude Resources Inc. 200 - 224 4th Avenue South Saskatoon, SK. S7K 5M5